James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53223

April 8, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NE
Washington D.C. 20549

Attention: Russell Mancuso

Re:
Your Comment Letter dated April 2, 2010 regarding
Douglas Dynamics, Inc.'s Amendment No. 2 to Registration Statement on
Form S-1 Filed March 25, 2010 (File No. 333-164590)

Dear Mr. Mancuso:

        Douglas Dynamics, Inc. (the "Company," "we" or "our") has received the above-captioned comment letter (the "Comment Letter") regarding the Company's Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-164590) filed with the Securities and Exchange Commission (the "Commission") on March 25, 2010 (the "Registration Statement"). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 3 to the Registration Statement ("Amendment No. 3") and have included with this letter a marked copy of Amendment No. 3. Page numbers in our responses refer to pages in Amendment No. 3.

1.
We will continue to evaluate your response to prior comments 27, 24 and 41 after you provide the related disclosures.

        The Company acknowledges the Staff's comment.

Flexible, Lean Enterprise Platform, page 5

2.
Your revisions on page 5 in response to prior comment 5 appear to indicate that your 2005 performance was unusual and that you have since improved the performance. However, page 3 of exhibit 10.19 appears to indicate that 2009 involved an atypically high shipping performance rate; if true, please revise your prospectus to remove the implication to the contrary.

        In response to the Staff's comment, the Company has revised the applicable disclosure on pages 5 and 63.

Risk Factors, page 14

3.
Please expand your response to prior comment 7 to clarify who you considered to be part of any "group" involving Aurora. We note, for example, the disclosure in note 4 on page 103.

        In response to the Staff's comment, the Company supplementally advises the Staff that the Aurora Entities consider any "group" involving the Aurora Entities to be comprised of (1) the Aurora Entities, (2) those stockholders over whose shares the Aurora Entities exercise voting control pursuant to the Securityholders Agreement and (3) General Electric Pension Trust, which has agreed in the Securityholders Agreement to vote its shares in a manner consistent with the Aurora Entities as described on page 110 under "Certain Relationships and Related Party Transactions—Securityholders Agreement." Upon consummation of the offering, it is anticipated that this "group" will collectively control less than 50% of the Company's outstanding shares. The Company supplementally advises the

Staff that Ares is not considered part of this "group" as upon redemption of the Company's outstanding shares of Series B and Series C preferred stock, the Aurora Entities and Ares will not have any arrangement between themselves with respect to the election of the Company's directors or the voting of their respective shares of the Company's common stock.

4.
We note your response to prior comment 3:

  •
  Please tell us why your document does not disclose in an appropriate section the matters mentioned on pages 8, 33, 36, 51, 63 and 64 of the materials you provided; and

  •
  If one entity is known by you to be a greater competitive threat than the other entities you mention, please tell us whether you name that entity and the competitive conditions that the entity creates. If you do not name the entity, please tell us why you do not include that name, particularly given the names of other competitors in your document.

        In response to Staff's comment, the Company advises Staff that the risk factor disclosures on pages 15 and 17 highlight the importance of meeting distributor product and pricing needs, the risk of growth of competitor brands, and the risk of price and margin reductions as a result of competitive pressures. The Company has revised its disclosures on page 17 to describe additional circumstances referenced in the report to the extent material and not previously disclosed. The other matters referenced on pages 8, 33, 36, 51, 63 and 64 of the supplemental materials are not deemed material by the Company and accordingly have not been disclosed. Specifically, the Company believes that the sub-set of consumers who view the Company's products as over-complicated is extremely small as compared to those consumers who favor the technological enhancements utilized in the Company's products. Further, the Company advises the Staff that it does not view any lack of growth in the Blizzard brand to be material as this slowdown in growth was an intentional part of the Company's overall strategy to integrate Blizzard following its acquisition in 2005.

        The Company has also revised its disclosure to clarify that THE BOSS is a brand owned by Northern Star Industries on page 71. The Company considers THE BOSS to be a more significant competitor than the other entities because THE BOSS is the largest of the Company's competitors and it has a broader geographic footprint than the Company's other competitors. The Company has revised the disclosure on page 71 accordingly.

Products, page 64

5.
We note your response to prior comment 17 and the third sentence of this section. With a view toward disclosure, please tell us the percentage of your revenues by the disclosed brands during the two fiscal years preceding your last fiscal year, and tell us whether each brand generates similar margins. Also tell us the percentage of your revenue from sand and salt spreaders during each of the last three fiscal years, whether those products contribute equally to revenue generated by each of your brands, and whether they generate the same margins as your other products.

        In response to the Staff's comment, the Company supplementally advises the Staff of its belief that further disclosure of revenues and margins by brand is not meaningful to investors. The Company believes the inclusion of such disclosure would inappropriately characterize the Company's three brands as more distinct than they actually are. As noted on page 58, the Company markets its products using the WESTERN®, FISHER® and BLIZZARD® names largely as a result of historical regional marketing practices rather than as a result of product differentiations. All three brands are managed in substantially the same manner and carry substantially the same products, and each of the product classes sold across the Company's three brands is manufactured from the same raw materials, follows a similar production process, has similar distribution channel and end customer usage. Given the similarity of the products within each of the Company's brands, the margins are also similar. The Company has disclosed on page 64 a description of the percentage of the Company's 2009 revenues by brand only because the Company believes that such disclosure provides interesting color to the description of the Company's business. The Company believes the inclusion of any additional historical disclosure by brand (whether with respect to revenue or margin) could cause investors to focus on metrics that are not material to an understanding of the Company and its business and/or incorrectly conclude that either substantive product differentiations and corresponding margin differentiations exist.

        The Company further advises the Staff that bifurcating revenue and/or margin information between snowplows and sand and salt spreaders would be misleading to investors and would not provide an accurate presentation of the Company's business. As noted in our response to prior comment 17, management categorizes the Company's product offerings within two separate product classes based on similar products comprised of (1) snow and ice control equipment, and (2) related parts and accessories. The further breakdown between snowplows, on the one hand, and sand and salt spreaders, on the other hand would artificially present a distinction within the snow and ice control equipment product class (and management's approach to such class) that does not exist, and could lead investors to the erroneous conclusion that sand and salt spreaders constitutes a separate class of products.

        In categorizing its product classes based on similar products in the manner set forth above, management notes in particular that (1) the Company largely produces its snow and ice control products from the same raw materials, (2) innovations in both snowplow and spreader technology follow the same development process by the same product development teams, (3) snowplows and spreaders are manufactured in the same manufacturing facilities and by the same workers, (4) snowplows and spreaders are marketed by the same sales teams at the Company and (5) snowplows and spreaders are marketed to the same universe of consumers and are sold by the same distributors through the same distribution channels. The Company believes the provision of segregated disclosure would portray the Company's business inaccurately, and with a perspective that is inconsistent from that of management.

Base Salary, page 82

6.
It remains unclear from your revisions added in response to prior comment 24 what were the reasons underlying the merit increase awarded to Mr. Janik in 2008. Therefore, we reissue that comment.

        In response to the Staff's comment, the Company has added the requested disclosure on page 83.

Competition, page 70

7.
Please reconcile the second and third sentences of this section with the information on pages 64 and 34, respectively, of the material that you provided in response to prior comment 3.

        In response to Staff's comment regarding the second sentence of the "Competition" section on page 71, the Company advises the Staff that margin compression or market share loss can occur in saturated markets, but management believes that the Company's reputation often allows the Company's products to demand a premium price in the broader marketplace. In response to the Staff's comment, the Company has revised its disclosure on page 17 to highlight the particular negative effects of price competition in saturated markets. The Company supplementally directs the Staff's attention to page 24 of the report for additional support for our premium price in the marketplace.

        The third sentence of this section on page 71 reflects the Company's belief, based on its general knowledge of the industry and its competitors that there are no national name brand manufacturers of snow and ice control equipment and that the geographic reach of the Company's competitors is regional, while the Company's reach "ranges throughout the snowbelt regions of North America." The general knowledge underlying these statements conforms to the information contained on page 64 of the material presented to the Staff in response to prior comment 3. That page concludes that none of the Company's competitors has a "truly national brand" and only one has a "semblance" of a "truly national brand." Page 34 makes it clear that each of the Company's competitors has significantly fewer distributors throughout the United States and Canada and in various snowbelt regions. In this regard, the Company directs the Staff to the footnote on page 34 of the supplemental materials and notes that this difference in data has a significant effect on the cited results.

Summary Compensation Table, page 88

8.
We note your revisions added in response to prior comment 26:

  •
  Given your disclosure that no options were granted in 2009, it is unclear how you determined it is appropriate to include disclosure regarding the repurchase in the column captioned "Option Awards" here and on page 89. Please revise; and

  •
  Please reconcile the amounts disclosed in the "Option Awards" column with the amounts of "aggregate consideration" and forgiven interest mentioned on page 107.

        In response to the Staff's first comment, the Company directs the Staff to Instruction 2 to Item 402(c)(2)(vi) of Regulation S-K which provides that if at any time during the last completed fiscal year the registrant has adjusted or amended the exercise price of options or stock appreciation rights previously awarded to a named executive officer, whether through amendment, cancellation or replacement grants, or any other means , or otherwise has materially modified such awards, the registrant shall include, as awards required to be reported in the column captioned "Option Award" in the Summary Compensation Table, the incremental fair value, computed as of the repricing or modification date in accordance with FASB ASC Topic 718, with respect to that repriced or modified award. See also Instruction 7 to Item 402(d), which also requires disclosure of material modifications to option awards. Since the options were not exercised and the shares were not held by executives for six months prior to repurchase, the fair value of the repurchased options is recorded as share-based compensation in the consolidated financial statements. Although the terms of the stock options were not modified, the repurchase transactions required the options to be treated as stock appreciation rights. As such, this materially modified the stock option awards, thus requiring disclosure in both of these tables.

        With respect to the Staff's second comment, following is a reconciliation of the amounts disclosed in the "Option Awards" column with the amounts of "aggregate consideration" and forgiven interest mentioned on page 108:

	Shares Repurchased
James Janik	Common Stock	Stock Options	Total
January 2009	75	3,341	3,416
	2.2%	97.8%	100.0%
Aggregate consideration			$672,513
Promissory note satisfaction			$(7,500)
Total proceeds paid			$665,013
% of proceeds attributable to stock options		97.8%
Total compensation expense		$650,412

	Shares Repurchased
Robert McCormick	Common Stock	Stock Options	Total
January 2009	1,299	422	1,721
	75.5%	24.5%	100.0%
Aggregate consideration			$464,850
Promissory note satisfaction			$(129,900)
Total proceeds paid			$344,950
% of proceeds attributable to stock options		24.5%
Total compensation expense		$82,132
Note: The accrued interest that was forgiven in connection with the repurchase transactions, however, was not included in the total consideration.

Pension Benefits, page 92

9.
Please reconcile the information you added in response to prior comment 29 with your disclosures on pages 73 and 74 regarding your named executive officers' business experience. We note, for example, that it appears from your disclosure on page 73 that Mr. Janik served with the entity mentioned in note 1 on page 92 only since 2000; therefore, it is unclear how you determined the number of years of credited service you disclose here. It is similarly unclear how you concluded that Mr. McCormick has 4.3 years of credited service, given your disclosure on page 73 that he has been employed by you since September 2004.

        In response to the Staff's comment, we advise the Staff that Mr. Janik's service with Douglas Dynamics Incorporated, the entity that previously operated our business, commenced in 1992 as disclosed on page 74. He began his role as President and Chief Executive Officer in 2000. We have revised the disclosure in footnote 1 on page 94 to clarify that under the terms of our Salaried Pension Plan, participation does not commence until the one year anniversary of a salaried employee's start date, and thus the number of years of credited service for our named executive officers reflects this one year lag time.

Restricted Stock Grants, page 100

10.
We see that you plan to grant shares of restricted stock to certain employees immediately prior to the effectiveness of the registration statement. Please revise to disclose how you will account for the restricted shares, including how you will value the underlying stock. In addition, to the extent that the compensation expected to be recognized is material, please disclose the amount of the expense.

        In response to the Staff's comment, the Company has added the requested disclosure as to how the Company will account for the shares of restricted stock on page 102. Currently, the Company has not yet determined the total number or the allocation of shares of restricted stock to individual recipients and thus does not yet know whether the compensation expected to be recognized is material. Once that determination has been made, the Company will include the amount of the anticipated compensation expense to the extent it is material.

Principal and Selling Stockholders, page 101

11.
Please expand your response to prior comment 35 to clarify whether the "consensus" decision-making process involves the same individuals with respect to each voting and/or dispositive decision made. Also clarify whether one individual or group of individuals have or share voting and/or dispositive powers at all times or in the event a consensus cannot be reached. If so, please identify those natural persons.

        Based on information provided by General Electric Pension Trust, the Company has revised footnote 4 on page 105 to provide the information requested by the Staff.

12.
Please expand your response to prior comment 36 to explain how the entity shareholders' designees to your board do not share indirect voting or investment power. For example, what is the designees' role when the entity shareholder makes voting or investment decisions? Do the entities act without any involvement of their designees to your board?

        In response to the Staff's comment, the Company has been advised by the Aurora Entities that when the Aurora Entities make voting or investment decisions with respect to their shares in the Company, such voting and investment decisions are made solely and jointly by Messrs. Parsky and Mapes, in their capacity as the control persons of Aurora Advisors II LLC, the controlling entity of the Aurora Entities. While Messrs. Parsky and Mapes consult with the Aurora Entities' designees on the Company's board of directors prior to making such decisions given their knowledge and familiarity with the Company, Messrs. Parsky and Mapes are not obligated to do so and no member of the board of directors has the right to control any decision made by Messrs. Parsky and Mapes. Accordingly, the Aurora Entities' designees on the Company's board of directors do not share indirect voting or investment power. Ares is indirectly managed by Ares Management LLC, which, in turn, is indirectly managed by an executive committee at Ares Partners Management Company LLC. While the members of the executive committee, Messrs. Arougheti, Kaplan, Margolies, Ressler and Rosenthal often consult with Ares' designees on the Company's board of directors prior to making decisions with respect to Ares' shares in the Company, they are not obligated to do so and Ares' board designees do not have the right to control or veto any decision made by the executive committee. Accordingly, Ares' designees on the Company's board of directors do not share indirect voting or investment power.

Related Party Transactions, page 105

13.
Regarding your revisions in response to prior comment 30:

  •
  It appears that you have not quantified in one location of your document the financial interest that your affiliates have in this transaction. Therefore, we reissue that part of prior comment 30; and

  •
  Please revise the summary to highlight the financial interests of your affiliates. In this regard, it is unclear how the financial interests you note on page 4 relate to the "Experienced Management Team" caption under which those interests are referenced. It is similarly unclear how the financial interests mentioned on page 7 relate to "Company Information."

  In addition, please ensure that your revisions address all financial interests in the transaction, not just those that relate to proceeds from the offering. We note, for example, the restricted stock grants added to your disclosure on page 100.

        In response to the Staff's comment, the Company has included a new subsection on page 113 entitled "Interests of Certain Affiliates in this Offering" including the disclosure requested by the Staff and has updated the prospectus summary on pages 6 and 7 to include a similarly titled subsection including a cross-reference to the full disclosure on page 113.

Exhibits

14.
Please expand your response to prior comment 45 to clarify how deleting the exhibit you mention from your list of exhibits is "in accordance with Item 601(b)(10)(i)," given that it appears services were provided under that agreement after this registration statement was filed. It also appears that your affiliates are parties to that agreement. See Regulation S-K Item 601(b)(10)(ii)(A).

        In response to the Staff's comment, the Company has filed the Management Services Agreement as an exhibit to the Registration Statement.

15.
Please confirm our understanding of your response to prior comment 44 that no material information is included in prior versions of exhibits A-C of Exhibit 10.24. Also provide us with copies of the original version of those attachments.

        In response to the Staff's comment, the Company advises the Staff that no material information is included in the prior versions of exhibits A-C that is not reflected in the current versions of such exhibits. We supplementally provide herewith a copy of the original version of such exhibits as Annex A attached hereto.

* * *

        We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Douglas, feel free to call me at 414-362-3940.

Sincerely,

/s/ James L. Janik

James L. Janik
 President and Chief Executive Officer

ANNEX A
EXHIBIT A
Class A Securityholders
as of June 30, 2004

Name and Address of Class A Securityholder	Number of Shares of Common Stock Owned	Number of Shares of Series A Preferred Stock Owned	Number of Shares of Series B Preferred Stock Owned	Number of Shares of Series C Preferred Stock Owned
Douglas Dynamics Equity Partners L.P. c/o Aurora Capital Group 10877 Wilshire Boulevard, Suite 2100 Los Angeles, CA 90024 Attn: Richard K. Roeder	1,760	176	None	None
Designated Co-Investor
Telephone No.: (310) 551-0101 Telecopy No.: (310) 277-5591
With copies of any notice to:
Gibson, Dunn & Crutcher LLP 333 S. Grand Avenue Los Angeles, CA 90071 Attn: Bruce D. Meyer, Esq.
Telephone No.: (213) 229-7979 Telecopy No.: (213) 229-7520
General Electric Pension Trust Attn: David W. Wiederecht, Vice President 3003 Summer Street Stamford, CT 06905	92,500	9,250	None	None
Designated Co Investor
Telephone No.: Telecopy No.:
Aurora Capital Group 401(k) Plan fbo Gerald L. Parsky c/o Aurora Capital Group 10877 Wilshire Boulevard, Suite 2100 Los Angeles, CA 90024 Attn: Richard K. Roeder	1,250	125	None	None
Designated Co-Investor
Telephone No.: (310) 551-0101 Telecopy No.: (310) 277-5591

Name and Address of Class A Securityholder	Number of Shares of Common Stock Owned	Number of Shares of Series A Preferred Stock Owned	Number of Shares of Series B Preferred Stock Owned	Number of Shares of Series C Preferred Stock Owned
Aurora Capital Group 401(k) Plan fbo Richard K. Roeder c/o Aurora Capital Group 10877 Wilshire Boulevard, Suite 2100 Los Angeles, CA 90024 Attn: Richard K. Roeder	190	19	None	None
Designated Co-Investor
Telephone No.: (310) 551-0101 Telecopy No.: (310) 277-5591
Aurora Capital Group 401(k) Plan fbo John T. Mapes c/o Aurora Capital Group 10877 Wilshire Boulevard, Suite 2100 Los Angeles, CA 90024 Attn: Richard K. Roeder	500	50	None	None
Designated Co-Investor
Telephone No.: (310) 551-0101 Telecopy No.: (310) 277-5591
Richard R. Roeder c/o Aurora Capital Group 10877 Wilshire Boulevard, Suite 2100 Los Angeles, CA 90024	310	31	None	None
Designated Co-Investor
Telephone No.: (310) 551-0101 Telecopy No.: (310) 277-5591
Richard R. Crowell c/o Aurora Capital Group 10877 Wilshire Boulevard, Suite 2100 Los Angeles, CA 90024	750	75	None	None
Designated Co-Investor
Telephone No.: (310) 551-0101 Telecopy No.: (310) 277-5591
Robert Anderson c/o Rockwell 10877 Wilshire Boulevard, Suite 1405 Los Angeles, CA 90024-4341	250	25	None	None
Designated Co-Investor
Telephone No.: (310) 443-3222 Telecopy No.: (310) 443-3224

Name and Address of Class A Securityholder	Number of Shares of Common Stock Owned	Number of Shares of Series A Preferred Stock Owned	Number of Shares of Series B Preferred Stock Owned	Number of Shares of Series C Preferred Stock Owned
James D. and Maria D. Hodgson Intervivos Personal Trust c/o Ambassador James D. Hodgson 10132 Hillgrove Drive Beverly Hills, CA 90210	50	5	None	None
Designated Co-Investor
Telephone No.: (310) 275-5791 Telecopy No.: (310) 275-4458
Dale Frey Family Limited Partnership c/o Dale Frey 1 Aspetuck Hill Lane Weston, CT 06883	500	50	None	None
Designated Co-Investor
Telephone No.: (203) 227-6866 Telecopy No.: (203) 227-3234
Lawrence Bossidy 104 West Mountain Road Ridgefield, CT 06877	750	75	None	None
Designated Co-Investor
Telephone No.: (203) 431-9832 TelecopyNo.: (203) 431-9352

EXHIBIT B
Class B Securityholders
as of June 30, 2004

Name and Address of Class B Securityholder	Number of Shares of Common Stock Owned	Number of Shares of Series A Preferred Stock Owned	Number of Shares of Series B Preferred Stock Owned	Number of Shares of Series C Preferred Stock Owned
Douglas Dynamics Holdings, LLC c/o Aurora Capital Group 10877 Wilshire Boulevard, Suite 2100 Los Angeles, CA 90024 Attn: Richard K. Roeder	300,000	30,000	One	None
Telephone No.: (310) 551-0101 Telecopy No.: (310) 277-5591
With copies of any notice to:
Gibson, Dunn & Crutcher LLP 333 S. Grand Avenue Los Angeles, CA 90071 Attn: Bruce D. Meyer, Esq.
Telephone No.: (213) 229-7979 Telecopy No.: (213) 229-7520

EXHIBIT C
Class C Securityholders
as of June 30, 2004

Name and Address of Class C Securityholder	Number of Shares of Common Stock Owned	Number of Shares of Series A Preferred Stock Owned	Number of Shares of Series B Preferred Stock Owned	Number of Shares of Series C Preferred Stock Owned
Ares Corporate Opportunities Fund, L.P. 1999 Avenue of the Stars, 19th Floor Los Angeles, California 90067 Attn: Jeffrey Serota	200,000	20,000	None	One
Telephone No.: (310) 201-4100 Telecopy No.: (310) 201-4157
With copies of any notice to:
Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 1005 Attn: Jonathan Schaffzin, Esq.
Telephone No.: (212) 751-3000 Telecopy No.: (212) 269-5420